

10032114

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL
PROCESSING
RECEIVED
AUG 2 4 2010
WASH, D.C.
SECTION
189

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED
2010 AUG 24 PM 12:31
SEC / TM

SEC FILE NUMBER
8- 51550

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/09 (MM/DD/YY) AND ENDING 06/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Avondale Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3102 West End Avenue, Suite 1100
(No. and Street)

Nashville (City) TN (State) 37203 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joel D. Oertling 615-467-3514
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KraftCPAs PLLC
(Name - *if individual, state last, first, middle name*)

555 Great Circle Road (Address) Nashville (City) TN (State) 37228 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PW
AP 09/22/10
AP 09/22/10

OATH OR AFFIRMATION

I, Joel D. Oertling, Vice President of Finance, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Avondale Partners, LLC, as of June 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

VP Finance

Title


ANGELA C. BATES
STATE
OF
TENNESSEE
NOTARY
PUBLIC
DAVIDSON COUNTY, TENN

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KraftCPAs
PLLC

INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Executive Committee and Member
Avondale Partners, LLC
Nashville, Tennessee

We have audited the accompanying statement of financial condition of Avondale Partners, LLC (the "Company") as of June 30, 2010, and the related statements of operations, changes in member's equity, changes in subordinated borrowings and cash flows for year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Avondale Partners, LLC as of June 30, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KraftCPAs PLLC

Nashville, Tennessee
August 20, 2010

KraftCPAs PLLC - Certified Public Accountants and Consultants
555 Great Circle Road • Nashville, TN 37228 • Phone 615-242-7351 • Fax 615-782-4271 • www.kraftcpas.com
Also in Columbia and Lebanon, Tennessee • An independently owned member of the RSM McGladrey Network

AVONDALE PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2010

ASSETS

Cash	$ 3,324,656
Deposits with clearing broker	813,967
Receivable from clearing broker	814,335
Receivables from clients	565,538
Receivables from related parties - Note 7	133,551
Marketable securities - Note 4	253,580
Receivables from employee	47,826
Prepaid expenses and other assets - Note 5	469,580
Furniture, equipment and improvements - at cost, less accumulated depreciation - Note 6	435,838
TOTAL ASSETS	$ 6,858,871

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses - Note 11	$ 2,627,087
COMMITMENTS - Note 8	
MEMBER'S EQUITY	4,231,784
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 6,858,871

The accompanying notes are an integral part of the financial statements.

AVONDALE PARTNERS, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED JUNE 30, 2010

REVENUES	
Commission income	$ 12,408,813
Principal transactions	4,469,323
Investment banking income	5,190,794
Interest and dividend income	103,728
Other - Note 8	111,684
TOTAL REVENUES	22,284,342
EXPENSES	
Floor brokerage and clearance fees	1,472,007
Compensation and benefits - Note 7	16,464,963
Communication and technology	1,770,354
Advertising and market development	1,137,282
Occupancy	1,260,168
Interest	68,842
Other	804,199
TOTAL EXPENSES	22,977,815
NET LOSS	$ (693,473)

The accompanying notes are an integral part of the financial statements.

AVONDALE PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED JUNE 30, 2010

BALANCE - JULY 1, 2009	$ 4,099,688
Capital contributions by member	1,264,539
Cash distributions to member	(438,970)
Net loss for the year	(693,473)
BALANCE - JUNE 30, 2010	$ 4,231,784

The accompanying notes are an integral part of the financial statements.

AVONDALE PARTNERS, LLC

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

FOR THE YEAR ENDED JUNE 30, 2010

BALANCE - JULY 1, 2009	$ -
Increase in subordinated borrowings	3,000,000
Decrease in subordinated borrowings	(3,000,000)
BALANCE - JUNE 30, 2010	$ -

The accompanying notes are an integral part of the financial statements.

AVONDALE PARTNERS, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2010

OPERATING ACTIVITIES	
Net loss	$ (693,473)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	226,842
gain on sale of furniture and equipment	(6,725)
(Increase) decrease in operating assets:	
Deposits with clearing broker	611,364
Receivable from clearing broker	(70,787)
Receivables from clients	448,275
Receivables from related parties	(85,318)
Marketable securities	(129,938)
Receivables from employee	2,291
Prepaid expenses and other assets	(123,224)
Decrease in operating liabilities:	
Accounts payable and accrued expenses	(991,963)
Marketable securities sold, not yet purchased	(87,444)
Total Adjustments	(206,627)
NET CASH USED IN OPERATING ACTIVITIES	(900,100)
INVESTING ACTIVITIES	
Purchase of furniture and equipment	(258,768)
Proceeds from sale of furniture and equipment	6,725
NET CASH USED IN INVESTING ACTIVITIES	(252,043)

(continued on next page)

The accompanying notes are an integral part of the financial statements.

AVONDALE PARTNERS, LLC

STATEMENT OF CASH FLOWS (CONTINUED)

FOR THE YEAR ENDED JUNE 30, 2010

FINANCING ACTIVITIES	
Capital contributions by member	$ 1,264,539
Cash distributions to member	(438,970)
Proceeds from subordinated borrowings	3,000,000
Payments of subordinated borrowings	(3,000,000)
NET CASH PROVIDED BY FINANCING ACTIVITIES	825,569
NET DECREASE IN CASH	(326,574)
CASH - beginning of year	3,651,230
CASH - end of year	$ 3,324,656

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash payments for:	
Interest	$ 104,391
State income taxes	$ 90,928

The accompanying notes are an integral part of the financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Avondale Partners, LLC (the "Company") is a Tennessee limited liability company, which is wholly-owned by Avondale Group, LLC, a Tennessee limited liability company.

The Company is engaged in three primary lines of business as a securities broker-dealer, which include equity research, investment banking and equity capital markets, primarily for institutional investors. The Company is headquartered in Nashville, Tennessee, with offices in seven major cities throughout the United States.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year

The Company uses a June 30 fiscal year for financial statement purposes. Tax returns are filed on a December 31 calendar year basis.

Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Accounting Standards Codification

In June 2009, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, a Replacement of FASB Statement No. 162.* This statement modifies the GAAP hierarchy by establishing only two levels of GAAP, authoritative and nonauthoritative accounting literature. Effective July 2009, the FASB Accounting Standards Codification (the "Codification") is considered the single source of authoritative U.S. accounting and reporting standards, except for additional authoritative rules and interpretive releases issued by the Securities and Exchange Commission. Nonauthoritative guidance and literature include, among other things, FASB Concepts Statements, American Institute of Certified Public Accountants Issues Papers and Technical Practice Aids, and accounting textbooks. The Codification was developed to organize GAAP pronouncements by topic so that users can more easily access authoritative accounting guidance.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash Equivalents

The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents. At June 30, 2010, the Company had no cash equivalents.

Deposits with Clearing Broker

In connection with its proprietary account with National Financial Services, LLC, the Company is required to maintain a deposit account equal to or greater than the margin requirements on securities, with a minimum balance of $100,000.

Securities Transactions

Gains and losses arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. The Company's trading activities are cleared through National Financial Services, LLC.

Marketable securities are valued at market value, and securities not readily marketable (if any) are valued at estimated fair value as determined by management. Marketable securities sold, not yet purchased are reported at the current market value at which the related securities could be purchased on the measurement date. See Note 4 for additional information.

Furniture, Equipment and Improvements

Furniture, equipment and improvements are recorded at cost. Depreciation is computed on an accelerated method over the estimated useful lives of the assets, which range from 1½ to 7 years, or over the term of the lease (if shorter) for leasehold improvements.

Prepaid Expenses and Other Assets

Prepaid expenses and other assets are reported at net unamortized cost. Prepaid assets are amortized by the straight-line method over the life of the asset.

Advertising and Market Development Costs

Advertising and market development costs are expensed as incurred.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, all taxable income, gains and losses of the Company are passed through to the member. The Company is only liable for state income taxes.

Temporary differences between the financial statement and income tax bases of the Company's assets and liabilities are not significant. Accordingly, deferred state income taxes have not been provided.

On July 1, 2009 the Company adopted new guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions. Income tax positions must meet a more-likely-than-not recognition threshold to be recognized. The adoption of this guidance did not have a material effect on the Company's financial position and results of operations.

As of June 30, 2010 the Company did not have any accrued interest or penalties related to income tax liabilities, and no interest or penalties have been charged to operations for the year then ended.

The Company files state income tax returns in the States of Tennessee, California, Kansas, Alabama and Pennsylvania. U.S. state jurisdictions have statutes of limitations that generally range from three to five years.

Revenue Recognition

Commission income and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Interest income is accrued and recognized in the period earned. Dividends are recognized on the ex-dividend date.

Principal transaction revenues are recorded as the difference between the acquisition cost of the security and the selling price or current fair market value and are comprised of realized and unrealized gains (losses).

Investment banking income includes gains, losses, and fees, net of syndication expenses, arising from securities offerings in which the Company acts as an underwriter or agent. The Company recognizes investment banking income on the offering date, sales commissions on the trade date, and underwriting fees at the time the underwriting is completed and income is reasonably determinable. Retainers are recognized in the period received or receivable.

Other income results primarily from the sublease of a portion of the Company's Nashville office space.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Payments to Members of Related Parties

Payments to members of related party limited liability companies are intended as compensation for services rendered and are accounted for as compensation and benefits expense rather than allocations of net income or loss.

Events Occurring After Reporting Date

The Company has evaluated events and transactions that occurred between June 30, 2010 and August 20, 2010, the date the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

NOTE 3 - CONCENTRATIONS OF RISK

The Company maintains cash balances at financial institutions whose accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to statutory limits. As of June 30, 2010, the Company's depositor accounts exceeded FDIC insurance limits by approximately $2,906,000.

The Company also has an account with a broker-dealer that is the custodian of the Company's securities and a portion of its cash and is covered by the Securities Investor Protection Corporation ("SIPC"). SIPC protects each customer's account up to $500,000, limited to $250,000 on claims for cash. Accounts held by the broker-dealer are also covered through the Customer Asset Protection Company. Under this program, cash and fully paid securities are not subject to any dollar amount limitation. The SIPC and additional protection do not insure against market risk.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company's policy is periodically to review the credit standing of each counterparty.

The Company routinely sells securities that it does not currently own and, therefore, will be obligated to purchase such securities at a future date. Accordingly, the Company will incur a loss if the market value of the securities is higher at the purchase date.

NOTE 4 - FAIR VALUE MEASUREMENTS

Financial accounting standards relating to fair value measurements establish a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by the observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and reflect an entity's own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

An asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets and liabilities measured at fair value on a recurring basis:

Marketable securities: Securities are classified within Level 1 where quoted market prices are available in an active market. Inputs include securities that have quoted market prices in active markets for identical assets. If quoted market prices are unavailable, fair value is estimated using quoted prices of securities with similar characteristics, and the securities are classified within Level 2.

NOTE 4 - FAIR VALUE MEASUREMENTS (CONTINUED)

No changes in the valuation methodologies have been made since the prior year.

The following table summarizes financial assets measured at fair value on a recurring basis as of June 30, 2010, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total
Marketable Securities:				
Equity Securities - Healthcare	$ 23,700	$ -	$ -	$ 23,700
Equity Securities - Industrial Goods	29,040	-	-	29,040
Equity Securities - Services	100,116	-	-	100,116
Equity Securities - Technology	100,724	-	-	100,724
Total Marketable Securities	$ 253,580	$ -	$ -	$ 253,580

NOTE 5 - PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other assets consist of the following at June 30, 2010:

Prepaid insurance and medical benefits	$ 99,125
Prepaid licenses and assessments	64,234
Prepaid communications and data	117,112
Prepaid maintenance and service agreements	18,313
Miscellaneous other prepaid expenses	10,788
Prepaid rent	100,212
Franchise and excise tax receivable	17,681
Deposits	42,115
Total	$ 469,580

NOTE 6 - FURNITURE, EQUIPMENT AND IMPROVEMENTS

Furniture, equipment and improvements consist of the following at June 30, 2010:

Furniture and fixtures	$	318,465
Technology equipment		799,654
Office equipment		175,835
Leasehold improvements		477,928
		1,771,882
Accumulated depreciation		(1,336,044)
Furniture, equipment and improvements, net	$	435,838

Depreciation expense for the year ended June 30, 2010, totaled $226,842.

NOTE 7 - TRANSACTIONS WITH AFFILIATES

During 2010, the Company paid various expenses on behalf of related parties. As of June 30, 2010, net receivables from related parties totaled $133,551, of which approximately $120,000 is due from the owner of the Company.

During the year ended June 30, 2010, the Company paid or accrued compensation and guaranteed payments totaling approximately $11,607,000 to employees who are also members of related party limited liability companies.

Subsequent to year end, the Company loaned an additional $165,000 to an employee.

NOTE 8 - COMMITMENTS

The Company leases office space in and around Nashville, Tennessee; San Diego, California; St. Louis, Missouri; Boston, Massachusetts; Kansas City, Kansas; and Baltimore, Maryland, under non-cancelable operating leases that expire at various times through November 2017. Office space at all other locations is leased on a month-to-month basis. The Company subleases a portion of its San Diego office space to an outside party under a non-cancelable sublease agreement, which expires in May 2012.

Certain of the leases provide for escalating rental rates over the lease term and/or a build-out allowance for leasehold improvements made by the Company. Rental expense pertaining to these leases is recognized on the straight-line method over the lease term.

The Company also subscribes to communication and data services and leases office equipment under cancelable contracts that expire over the next four fiscal years.

As of June 30, 2010, aggregate future lease and sublease commitments are as follows:

Year Ending June 30,	Total Lease Commitments	Sublease Commitments	Net Commitment
2011	$ 1,185,600	$ (78,532)	$ 1,107,068
2012	1,115,276	(70,568)	1,044,708
2013	1,009,262	-	1,009,262
2014	978,669	-	978,669
2015	986,352	-	986,352
Thereafter	5,822,446	-	5,822,446
Total	$ 11,097,605	$ (149,100)	$ 10,948,505

Total expense incurred under all such agreements for the year ended June 30, 2010, amounted to $1,111,047. Total sublease income for the year ended June 30, 2010, amounted to $77,259, which is included in other income.

NOTE 9 - SUBORDINATED BORROWINGS

During 2010, the Company obtained a $5,000,000 revolving subordinated loan credit facility from a financial institution. Subordinated borrowings under this facility are includable in the computation of net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. As of June 30, 2010, there were no such borrowings outstanding.

NOTE 10 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At June 30, 2010, the Company had regulatory net capital of $2,639,624, which was $2,438,642 in excess of its required net capital of $200,982. The Company's percentage of aggregate indebtedness to net capital ratio was 100%.

NOTE 11 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following as of June 30, 2010:

Accounts payable - trade	$ 79,968
Accounts payable - clearing brokers	63,640
Accrued bonuses and payroll	1,709,661
Accrued rent	333,203
Other accrued expenses	440,615
Total	$ 2,627,087

NOTE 12 - EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k) plan for the benefit of employees. There were no employer matching or other funds deposited into the plan during the year.

SUPPLEMENTAL SCHEDULES

AVONDALE PARTNERS, LLC

COMPUTATION OF NET CAPITAL

AS OF JUNE 30, 2010

Net Capital	
Total member's equity from the Statement of Financial Condition	$ 4,231,784
Deductions and/or charges:	
Nonallowable assets from the Statement of Financial Condition	(1,554,123)
Unsecured debit	-
Total deductions and/or charges	(1,554,123)
Net capital before haircuts on securities positions	2,677,661
Haircuts on securities	(38,037)
Net Capital	$ 2,639,624
Aggregate Indebtedness	
Accounts payable and accrued expenses	$ 2,627,087
Total aggregate indebtedness	$ 2,627,087
Computation of Basic Net Capital Requirement	
Net capital requirement	$ 200,982
Excess net capital	$ 2,438,642
Excess net capital at 1000%	$ 2,376,915
Percentage of aggregate indebtedness to net capital	100

AVONDALE PARTNERS, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

JUNE 30, 2010

Avondale Partners, LLC is exempt from the provisions of Rule 15c3-3 under the exemption provided in Section K(2)(ii) of the Rule.

AVONDALE PARTNERS, LLC

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

JUNE 30, 2010

Avondale Partners, LLC is exempt from the provisions of Rule 15c3-3 under the exemption provided in Section K(2)(ii) of the Rule.

AVONDALE PARTNERS, LLC

RECONCILIATION, INCLUDING APPROPRIATE EXPLANATION, OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3

AS OF JUNE 30, 2010

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of June 30, 2010)

Net capital, as reported in Company's Part II (unaudited Focus report)	$ 2,639,624
Net audit adjustments	-
Net capital per audit	$ 2,639,624

AVONDALE PARTNERS, LLC

RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITION WITH RESPECT TO METHODS OF CONSOLIDATION

JUNE 30, 2010

Not applicable

AVONDALE PARTNERS, LLC

MATERIAL INADEQUACIES FOUND TO EXIST OR FOUND TO HAVE EXISTED

JUNE 30, 2010

None.

OTHER REPORTS


KraftCPAs
PLLC

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Executive Committee and Member
Avondale Partners, LLC
Nashville, Tennessee

In planning and performing our audit of the financial statements of Avondale Partners, LLC (the "Company") as of and for the year ended June 30, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KraftCPAs PLLC - Certified Public Accountants and Consultants
555 Great Circle Road • Nashville, TN 37228 • Phone 615-242-7351 • Fax 615-782-4271 • www.kraftcpas.com
Also in Columbia and Lebanon, Tennessee • An independently owned member of the RSM McGladrey Network

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses, and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Executive Committee and Member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KraftCPAs PLLC

Nashville, Tennessee
August 20, 2010


KraftCPAs
PLLC

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Executive Committee and Member
Avondale Partners, LLC
Nashville, Tennessee

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period ended June 30, 2010, which were agreed to by Avondale Partners, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Avondale Partners, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Avondale Partners, LLC's management is responsible for Avondale Partners, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the period ended June 30, 2010, as applicable, with the amounts reported in Form SIPC-7 for the period ended June 30, 2010 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Noted that there were no overpayments applied to the current assessment on Form SIPC-7.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KraftCPAs PLLC

Nashville, Tennessee
August 20, 2010

KraftCPAs PLLC - Certified Public Accountants and Consultants
555 Great Circle Road • Nashville, TN 37228 • Phone 615-242-7351 • Fax 615-782-4271 • www.kraftcpas.com
Also in Columbia and Lebanon, Tennessee • An independently owned member of the RSM McGladrey Network

SIPC-7

(32-REV 6/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(32-REV 6/10)

For the fiscal year ended June 30, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

To be filed by all SIPC members with fiscal year endings

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

051550 FINRA JUN
Avondale Partners, LLC
3102 West End Avenue, Suite 1100
Nashville, TN 37203

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Joel Oertling 615-467-3514

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 51,483

B. Less payment made with SIPC-6 filed (exclude interest) (28,799)

____
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 22,684

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 22,684

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 22,684

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Avondale Partners, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 29 day of July, 20 10 .

VP of Finance
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
Beginning 7/1, 2009
and ending 6/30, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 22,207,083
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	100,461
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1,472,007
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 41,268	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______	
Enter the greater of line (i) or (ii)	41,268
Total deductions	1,613,736
2d. SIPC Net Operating Revenues	$ 20,593,347
2e. General Assessment @ .0025	$ 51,483

(to page 1 but not less than $150 minimum)

AVONDALE PARTNERS, LLC
NASHVILLE, TENNESSEE

FINANCIAL STATEMENTS, FORM X-17A-5, PART III, SUPPLEMENTAL SCHEDULES, INDEPENDENT AUDITORS' REPORTS AND INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

JUNE 30, 2010

AVONDALE PARTNERS, LLC
NASHVILLE, TENNESSEE

FINANCIAL STATEMENTS, FORM X-17A-5, PART III, SUPPLEMENTAL SCHEDULES, INDEPENDENT AUDITORS' REPORTS AND INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

JUNE 30, 2010

CONTENTS